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                             March 1, 2024

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 12 to
Registration Statement on Form F-1
                                                            Filed February 21,
2024
                                                            File No. 333-267771

       Dear Ivy Lee:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment 12 to Form F-1 filed February 21, 2024

       Related Party Transactions, page 88

   1. We note that you have updated your disclosure to provide sales by related entities for the financial year ended
December 31, 2023. We also note your disclosure, "[s]et forth below are related party
transactions of our Company for the financial years ended December 31,
                                                        2022 and 2021." Please
clarify or revise your disclosure to disclose the related party transactions to include
all transaction for the financial year ended December 31, 2023.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ivy Lee
SAG Holdings Ltd
March 1, 2024
Page 2

       Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameIvy Lee                                 Sincerely,
Comapany NameSAG Holdings Ltd
                                                          Division of
Corporation Finance
March 1, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName